Exhibit 99.1

Sequans Communications Announces Second Quarter 2015 Financial Results

PARIS--(BUSINESS WIRE)--July 23, 2015--4G chipmaker Sequans Communications S.A. (NYSE:SQNS) today announced financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Highlights:

Revenue: Revenue of $7.5 million increased 56% compared to the first quarter of 2015, reflecting sales coming from new design wins, higher sales from previous design wins and higher service revenues. Revenue increased 48% compared to the second quarter of 2014 due to an increase in revenues from the LTE markets, primarily from new design wins in the United States.

Gross margin: Gross margin was 36.3% compared to gross margin of 40.0% in the first quarter of 2015, and 41.3% in the second quarter of 2014, due to a less favorable revenue mix. Non-IFRS gross margin was 36.4% compared to gross margin of 40.0% in the first quarter of 2015, and compared to 41.5% in the second quarter of 2014.

Operating loss: Operating loss was $6.0 million compared to an operating loss of $8.2 million in the first quarter of 2015 and an operating loss of $8.7 million in the second quarter of 2014.

Net loss: Net loss was $7.1 million, or ($0.12) per diluted share/ADS, compared to a net loss of $8.0 million, or ($0.14) per diluted share/ADS in the first quarter of 2015 and a net loss of $8.7 million, or ($0.15) per diluted share/ADS in the second quarter of 2014.

Non-IFRS Net loss: Excluding stock-based compensation and, in the second quarter of 2015 the non-cash fair-value and effective interest adjustments related to the convertible debt and its embedded derivative issued in April 2015, non-IFRS net loss was $6.4 million, or ($0.11) per diluted share/ADS, compared to a non-IFRS net loss of $7.8 million, or ($0.13) per diluted share/ADS in the first quarter of 2015, and a non-IFRS net loss of $8.4 million, or ($0.14) per diluted share/ADS, in the second quarter of 2014.

Cash, cash equivalents and short-term deposit: Cash position of $13.0 million at June 30, 2015 does not reflect the proceeds from €2 million in debt accorded by the French government development bank in June 2015 and expected to be received during the third quarter of 2015.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q2 2015	%*	Q1 2015	%*	Q2 2014	%*
Revenue	$7.5		$4.8		$5.1
Gross profit	2.7	36.3%	1.9	40.0%	2.1	41.3%
Operating loss	(6.0)	(80.6%)	(8.2)	(170.0%)	(8.7)	(171.2%)
Net loss	(7.1)	(94.3%)	(8.0)	(167.4%)	(8.7)	(171.4%)
Diluted EPS	($0.12)		($0.14)		($0.15)
Weighted average number of diluted shares/ADS	59,144,741		59,144,741		59,144,398
Cash flow used in operations	(8.2)		(3.6)		(3.3)
Cash, cash equivalents and short-term deposit at quarter-end	13.0		7.7		22.1

Additional information:
Stock-based compensation included in operating result	0.2		0.2		0.3
Change in the fair value of convertible debt embedded derivative	0.3		-		-
Interest on convertible debt	0.2		-		-
Non-IFRS diluted EPS (excludes stock-based compensation, non-cash fair value and effective interest adjustments related to the convertible debt and its embedded derivative)	($0.11)		($0.13)		($0.14)

* Percentage of revenue

“We are pleased with the significant sequential increase in revenues in the second quarter while controlling operating expenses,” said Georges Karam, Sequans CEO. “During the second quarter, we transformed keen interest in our first-to-market CAT1 solution into new design wins, in addition to gaining traction with our other products. We also finalized new strategic relationships with OEM module makers such as Gemalto, and completed certification of our CAT1 module at Verizon. Our accomplishments during the quarter position us to continue sequential growth during the balance of the year and to make 2016 a year of accelerating growth with a transition to profitability.”

Outlook

The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the third quarter of 2015 to be in the range of $8.5 to $10.5 million, with non-IFRS gross margin of at least 35%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.07) and ($0.09) for the third quarter of 2015, based on approximately 59.1 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes primarily the impact of stock based compensation, and the non-cash fair-value and effective interest adjustments related to the convertible debt and its embedded derivative issued in April 2015.

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the second quarter of 2015 today, July 23, 2015, at 8:00 a.m. EDT /14:00 CEST. To participate in the live call, analysts and investors should dial 800-230-1074 (or +1 651-291-5254 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until August 23, 2015, by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code:363586.

Forward Looking Statements

This press release contains projections and other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, including WiMAX and LTE markets, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, and (ix) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation and, in the second quarter of 2015, the non-cash financial expense related to the convertible debt and its embedded derivative issued in April 2015. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a 4G chipmaker and leading provider of single-mode LTE chipset solutions to wireless device manufacturers worldwide. Founded in 2003, Sequans has developed and delivered six generations of 4G technology and its chips are certified and shipping in 4G networks, both LTE and WiMAX, around the world. Today, Sequans offers two LTE product lines: StreamrichLTE™, optimized for feature-rich mobile computing and home/portable router devices, and StreamliteLTE™, optimized for M2M devices and other connected devices for the Internet of Things. Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China. Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Condensed financial tables follow

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30,	March 31,	June 30,
	2015	2015	2014

Revenue :
Product revenue	$6,243	$3,988	$4,404
Other revenue	1,253	820	664
Total revenue	7,496	4,808	5,068
Cost of revenue
Cost of product revenue	4,427	2,762	2,932
Cost of other revenue	345	124	44
Total cost of revenue	4,772	2,886	2,976
Gross profit	2,724	1,922	2,092
Operating expenses :
Research and development	6,135	6,893	7,518
Sales and marketing	1,348	1,722	1,454
General and administrative	1,286	1,483	1,796

Total operating expenses	8,769	10,098	10,768
Operating loss	(6,045)	(8,176)	(8,676)
Financial income (expense):
Interest income (expense), net	(432)	(34)	(1)
Other financial expense	(141)	-	-
Change in the fair value of convertible debt embedded derivative	(275)	-	-
Foreign exchange gain (loss)	(120)	226	30
Loss before income taxes	(7,013)	(7,984)	(8,647)
Income tax expense	55	64	41
Loss	$(7,068)	$(8,048)	(8,688)
Attributable to :
Shareholders of the parent	(7,068)	(8,048)	(8,688)
Minority interests	-	-	-
Basic loss per share	($0.12)	($0.14)	($0.15)
Diluted loss per share	($0.12)	($0.14)	($0.15)
Weighted average number of shares used for computing:
— Basic	59,144,741	59,144,741	59,144,398
— Diluted	59,144,741	59,144,741	59,144,398

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,
(in thousands of US$, except share and per share amounts)	2015	2014

Revenue :
Product revenue	10,231	8,504
Other revenue	2,073	1,068
Total revenue	12,304	9,572
Cost of revenue
Cost of product revenue	7,189	5,575
Cost of other revenue	469	126
Total cost of revenue	7,658	5,701
Gross profit	4,646	3,871
Operating expenses :
Research and development	13,028	14,436
Sales and marketing	3,070	2,633
General and administrative	2,769	3,749

Total operating expenses	18,867	20,818
Operating loss	(14,221)	(16,947)
Financial income (expense):
Interest income (expense), net	(466)	10
Other financial expense	(141)	-
Change in the fair value of convertible debt embedded derivative	(275)	-
Foreign exchange gain	106	74
Loss before income taxes	(14,997)	(16,863)
Income tax expense (benefit)	119	83
Loss	(15,116)	(16,946)
Attributable to :
Shareholders of the parent	(15,116)	(16,946)
Minority interests	-	-
Basic loss per share	($0.26)	($0.29)
Diluted loss per share	($0.26)	($0.29)
Weighted average number of shares used for computing:
— Basic	59,144,741	59,138,642
— Diluted	59,144,741	59,138,642

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At June 30,	At December 31,
(in thousands of US$)	2015	2014

ASSETS
Non-current assets
Property, plant and equipment	$7,747	$8,743
Intangible assets	2,876	3,440
Deposits and other receivables	309	320
Available for sale assets	330	597
Total non-current assets	11,262	13,100
Current assets
Inventories	7,462	9,199
Trade receivables	5,208	7,749
Prepaid expenses and other receivables	3,579	2,988
Recoverable value added tax	377	447
Research tax credit receivable	4,279	3,443
Deposit maturing in less than 90 days	502	160
Cash and cash equivalents	12,489	12,329
Total current assets	33,896	36,315
Total assets	$45,158	$49,415

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 59,144,741 shares authorized, issued and outstanding at June 30, 2015 ( 59,144,741 at December 31, 2014)	$1,568	$1,568
Share premium	165,508	165,507
Other capital reserves	16,433	15,997
Accumulated deficit	(172,479)	(157,363)
Other components of equity	(518)	(594)
Total equity	10,512	25,115
Non-current liabilities
Government grant advances and loans	3,916	4,013
Finance lease obligations	-	9
Provisions	1,500	1,228
Deferred tax liabilities	2	2
Convertible debt and accrued interest	8,060	-
Total non-current liabilities	13,478	5,252
Current liabilities
Trade payables	6,344	11,231
Interest-bearing receivables financing	3,798	2,133
Convertible debt embedded derivative	4,330	-
Government grant advances	993	603
Finance lease obligations	85	202
Other current liabilities	5,362	4,017
Deferred revenue	240	314
Provisions	16	548
Total current liabilities	21,168	19,048
Total equity and liabilities	$45,158	$49,415

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	Six months ended June 30,
(in thousands of US$)	2015	2014

Operating activities
Loss before income taxes	$(14,997)	$(16,863)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Amortization and impairment of property, plant and equipment	1,753	1,742
Amortization and impairment of intangible assets	879	916
Share-based payment expense	436	726
Increase (decrease) in provisions	(260)	(389)
Financial expense (income)	466	(10)
Change in the fair value of convertible debt embedded derivative	275	-
Other financial expenses	141	-
Foreign exchange loss (gain)	(275)	(20)
Loss (Gain) on disposal of property, plant and equipment	(3)	27
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	2,574	(1,312)
Decrease (Increase) in inventories	1,737	635
Decrease (Increase) in research tax credit receivable	(836)	2,388
Increase (Decrease) in trade payables and other liabilities	(3,517)	418
Increase (Decrease) in deferred revenue	(74)	45
Increase (Decrease) in government grant advances	(22)	135
Income tax paid	(68)	(165)
Net cash flow used in operating activities	(11,791)	(11,727)

Investing activities
Purchase of intangible assets and property, plant and equipment	(1,073)	(3,962)
Sale (purchase) of financial assets	278	951
Sale of short-term investments	(342)	-
Interest received	18	79
Net cash flow used in investments activities	(1,119)	(2,932)

Financing activities
Public equity offering, net of costs	1	(298)
Proceeds from issue of warrants and exercise of stock options/warrants	-	22
Proceeds from Interest-bearing receivables financing	1,665	-
Proceeds from convertible debt, net of transaction cost	11,582	-
Repayment of borrowings and finance lease liabilities	(110)	(128)
Interest paid	(64)	(69)
Net cash flows from financing activities	13,074	(473)

Net increase (decrease) in cash and cash equivalents	165	(15,132)
Net foreign exchange difference	(5)	2
Cash and cash equivalent at January 1	12,329	37,244
Cash and cash equivalents at end of the period	$12,489	$22,114

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30,	March 31,	June 30,
	2015	2015	2014
Net IFRS loss as reported	$(7,068)	$(8,048)	$(8,688)
Add back
Stock-based compensation expense according to IFRS 2 (1)	197	238	331
Change in the fair value of convertible debt embedded derivative	275	-	-
Interest on Convertible debt	215	-	-
Non-IFRS loss adjusted	$(6,381)	$(7,810)	$(8,357)

IFRS basic loss per share as reported	($0.12)	($0.14)	($0.15)
Add back
Stock-based compensation expense according to IFRS 2	$0.00	$0.01	$0.01
Change in the fair value of convertible debt embedded derivative	$0.01	-	-
Interest on Convertible debt	$0.00	-	-
Non-IFRS basic loss per share	($0.11)	($0.13)	($0.14)
IFRS diluted loss per share	($0.12)	($0.14)	($0.15)
Add back
Stock-based compensation expense according to IFRS 2	$0.00	$0.01	$0.01
Change in the fair value of convertible debt embedded derivative	$0.01	-	-
Interest on Convertible debt	$0.00	-	-
Non-IFRS diluted loss per share	($0.11)	($0.13)	($0.14)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$4	$6	$13
Research and development	84	101	137
Sales and marketing	34	40	57
General and administrative	75	91	124

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Six months ended
(in thousands of US$, except share and per share amounts)	June 30,	June 30,
	2015	2014
Net IFRS loss as reported	(15,116)	(16,946)
Add back
Stock-based compensation expense according to IFRS 2 (1)	435	727
Change in the fair value of convertible debt embedded derivative	275	-
Interest on Convertible debt	215	-
Non-IFRS loss adjusted	(14,681)	(16,219)

IFRS basic loss per share as reported	($0.26)	($0.29)
Add back
Stock-based compensation expense according to IFRS 2	$0.00	$0.02
Change in the fair value of convertible debt embedded derivative	$0.00	-
Interest on Convertible debt	$0.01	-
Non-IFRS basic loss per share	($0.25)	($0.27)
IFRS diluted loss per share	($0.26)	($0.29)
Add back
Stock-based compensation expense according to IFRS 2	$0.00	$0.02
Change in the fair value of convertible debt embedded derivative	$0.00	-
Interest on Convertible debt	$0.01	-
Non-IFRS diluted loss per share	($0.25)	($0.27)

(1) Included in the IFRS loss as follows:
Cost of product revenue	10	28
Research and development	185	296
Sales and marketing	74	125
General and administrative	166	278

CONTACT:
Sequans Communications S.A.
Media Relations:
Kimberly Tassin, +1-425-736-0569
Kimberly@sequans.com
or
Investor Relations:
Claudia Gatlin, +1-212-830-9080
Claudia@sequans.com